



Christopher Moore · 3rd

Founder / CEO at Harmony Turbines

Talks about #cleanenergy, #windturbine, #renewableenergy, #sustainableenergy, and #environmentalsustainability

Hershey, Pennsylvania, United States ·

Contact info

276 followers · **269 connections**

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Harmony Turbines

Penn State University

Providing services
Engineering Design and Industrial Design
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About

If we can but inspire the minds of our children, they will open doors we never even knew to exist...

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Experience



Founder / CEO
Harmony Turbines · Full-time
Sep 2020 – Present · 1 yr
Hershey, Pennsylvania, United States



Programmer Analyst
Penn State Health Milton S. Hershey Medical Center

Aug 2007 – Sep 2020 · 13 yrs 2 mos
Hershey, PA

Programmer Analyst

Lancaster General Medical Group Inc.
May 2003 – Aug 2007 · 4 yrs 4 mos
Lancaster, Pennsylvania Area

Softwear Engineer Level 5

Siemens Medical
1998 – 2003 · 5 yrs
Malvern, PA

Network Administrator

Delta Health
1995 – 1998 · 3 yrs
Altoona, Pennsylvania Area

Education



Penn State University

Bachelor of Arts (BA), Psychology
1991 – 1995

Donegal High School

1986 – 1990

Skills & endorsements

Healthcare Information Technology · 2

Joseph Meier and 1 connection have given endorsements for this skill

Computer-Aided Design (CAD) · 1

Ankit Umesh Bader has given an endorsement for this skill

PHP

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